FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

The Government of Jamaica

(Name of Registrant)

Date of end of last fiscal year: March 31, 2005

SECURITIES REGISTERED

(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
—*	—	—

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

CATHLEEN MCLAUGHLIN, ESQ

Allen & Overy

1221 Avenue of the Americas

New York, NY 10020

*	The Government of Jamaica files Annual Reports on Form 18-K voluntarily in order for the Government of Jamaica to incorporate such Annual Reports into its shelf registration statements.

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report of the Government of Jamaica on Form 18-K for the year ended March 31, 2005 is being filed to add Exhibits numbered 1 through 5 to the Annual Report, as well as an amended exhibit (d) which contains certain non-material changes and updates.

CONTENTS

1.	This amendment to the annual report of the Government of Jamaica on Form 18-K for the year ended March 31, 2005 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit (d) – Description, dated June 24, 2005 of the Government of Jamaica

Exhibit 1 – Underwriting Agreement, dated as of May 25, 2005, between the Government of Jamaica and the Underwriters named therein, including the addresses of the Underwriters

Exhibit 2 – Conformed Copy of the Second Supplemental Fiscal Agency Agreement, dated as of June 2, 2005

Exhibit 3 – Form of 9.00% Notes due 2015

Exhibit 4 – Opinion and Consent of the Office of the Attorney General of Jamaica

Exhibit 5 – Opinion and Consent of Allen & Overy LLP, New York counsel to the Government of Jamaica

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SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant the Government of Jamaica has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Jamaica on June 24, 2005.

GOVERNMENT OF JAMAICA

By:	/s/ OMAR DAVIES
Name:	Omar Davies
Title:	Minister of Finance and Planning

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EXHIBIT INDEX

Exhibit	Description

(c)	Financial Statements and Revenue Estimates for the Government of Jamaica dated April 14, 2005*

(d)	Description, dated June 24, 2005, of the Government of Jamaica

1	Underwriting Agreement, dated May 25, 2005, between the Government of Jamaica and the Underwriters named therein, including the addresses of the Underwriters

2	Conformed Copy of the Second Supplemental Fiscal Agency Agreement, dated as of June 2, 2005

3	Form of 9.00% Notes due 2015

4	Opinion of the Office of the Attorney General of Jamaica

5	Opinion of Allen & Overy LLP, New York counsel to the Government of Jamaica

*	Previously filed.

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